82-711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment





SUPPL

11 April 2005

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W
Washington DC 20549
U.S.A

Fosters Brewing

Dear Sir/Madam,

Please find attached an announcement to the Australian Stock Exchange Limited dated 11 April 2005 in respect of documentation being forwarded to eligible shareholders with an unmarketable parcel of Foster's shares. For the avoidance of doubt, please be aware that the company has determined that shareholders with a registered address in the United States will not be eligible to receive this documentation.

Yours sincerely,

R.K. Dudfield.

Robert K Dudfield
Assistant Company Secretary
Foster's Group Limited

dlw 4/11

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

11 April 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Documentation being sent to eligible shareholders with an Unmarketable Parcel of Foster's Shares

Foster's Group Limited ("Foster's") announced in its half yearly results released on 8 February 2005 its intention to implement a share sale facility for shareholders with an "unmarketable parcel" of Foster's shares (securities with a value of less than $500).

Attached is the documentation that is now being sent to eligible shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

Shareholder
Shareholder address
Shareholder address
Shareholder address
Shareholder address

6 April 2005

Sale of your Shareholding in Foster's Group Limited (Foster's)

This letter and the enclosed Terms and Conditions contain important information about your shares in Foster's and should be read with care. If you do not respond to this letter Foster's will be entitled to have your shares sold for you and the sale proceeds will be sent to you.

Dear Shareholder

I am writing to offer to all shareholders with a holding of Foster's Shares valued at less than $500 (called an unmarketable parcel) a sale facility (**Facility**).

Due to the higher brokerage costs that you face in selling this number of shares and the expense to Foster's of maintaining small shareholdings (including the printing and mailing costs of distributing Annual Reports and Notices of Meeting together with share registry costs), Foster's would like to take this opportunity to encourage you to sell your existing holding through the Facility.

Our records indicate that you are the holder of an unmarketable parcel of shares (based on your shareholding at 7pm on 5 April 2005 and the Australian Stock Exchange (**ASX**) closing price of $5.28 on 5 April 2005).

If you wish to sell your shares under the Facility, you need take no action

If you do **not** sign and return the enclosed Share Retention Form or increase your shareholding to a marketable parcel (more than $500) by 10 June 2005 (**Closing Date**), Foster's will sell the number of shares set out in the enclosed form. The sale of your shareholding will be conducted on the ASX. The sale proceeds will be sent to you within 10 business days after the settlement of the last sale under the Facility.

Foster's will pay all brokerage and handling fees related to sales under the Facility. However, you will bear any other taxes or charges on the transaction.

If the relevant shares are in a CHESS holding and remain in a CHESS holding on 10 June 2005, you should note that, unless you sign and return the Share Retention Form Foster's will without further notice to you, sell the relevant shares whilst they remain in your CHESS holding.

If you wish to retain your shares you must either:

- **complete and return the enclosed Share Retention Form** to the registry by no later than 5pm on 10 June 2005. If you do not complete and return the Share Retention Form, your shares will be sold; or
- **purchase additional Foster's shares so that your shareholding becomes a marketable parcel.** If you wish to increase your shareholding to a marketable parcel, you should contact your broker. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares and must be registered by 5pm on 10 June 2005. If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

The price of Foster's shares

In the period 30 March 2005 to 5 April 2005, Foster's shares have traded on the Australian Stock Exchange in the range of A$5.13 to A$5.30, with the closing price on 5 April 2005 being A$5.28. The price of Foster's shares is subject to change from time to time, and pricing information is available from a number of sources including daily newspapers or the ASX website (www.asx.com.au) under the ASX code "FGL".

You should be aware that the price for Foster's shares that are sold under the Facility will depend on a number of factors (including prevailing market conditions) and the amount you receive will be an average price per share based on the price obtained for all the shares sold under the Facility. Please refer to the enclosed Terms and Conditions for information on how the sale price will be determined.

Important information

Foster's, Computershare Investor Services and E-Trade do not make any recommendation to you regarding whether to participate in the Facility. You may of course wish to elect to maintain your existing shareholding, in which case you should complete and return the Share Retention Form. However, if you wish to sell your shares, there are advantages in participating in the Facility compared to using a broker as no brokerage and handling fees are payable. **If you are in any doubt, or if you require further information regarding possible taxation implications from participating in the Facility, please consult your legal, financial or taxation adviser.**

If you have any queries concerning the contents of this letter, please refer to the answers to "Frequently Asked Questions" under the Shareholder Services section on the Foster's website (www.fostersgroup.com) or contact our registry, Computershare Investor Services Pty Ltd, by telephone on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia) or facsimile +61 3 9473 2529.

Yours faithfully



Frank Swan
Chairman


FOSTER'S
GROUP

Inspiring Global Enjoyment

Foster's Group Limited
ABN 49 007 620 886

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4022
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

A



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number (HIN)



X 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. | A B C | 1 2 3 | Where a choice is required, mark the box with an 'X' | X

Share Retention Form

If you wish to retain your securityholding in the Company, you must complete this form and return it to Computershare Investor Services Pty Limited, no later than 5:00pm AEST on 10 June 2005 otherwise your shares will be sold.

Important: If you wish to sell your shares, you do not need to complete this form

B

The number of shares that you held at 5 April 2005. | XXXXXXXXX

C

Retention of Shares

☐ I/we refer to the notice from the Company dated 6 April 2005 and record my/our wish to retain my/our shares.

D

Contact Details

Provide your telephone number and a contact name in case we need to contact you.

Area Code | **Daytime Phone Number**

Contact Name

E

Sign Here - This section must be signed for your instructions to be executed.

All securityholders must sign (please see instructions on the reverse side of this form).

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Day / Month / Year: / /

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

See back of form for completion guidelines

How to complete this form

Securityholders who wish to retain their Shares must lodge a Share Retention Form

A Registration Name(s)

Your name and address as it appears on the register of Foster's Group Limited.

B Number of Shares as at Record Date

This is the total number of Shares you held at the Record Date.

C Retention of Shares

If you would like to retain your shares, please mark this box and return this Form to Computershare Investor Services Pty Limited.

D Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

E Signature(s)

You must sign the form as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

Deceased Estate: all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with it, please consult your financial or other professional advisor.

Consolidation of shareholdings

If you have more than one holding on Foster's register, you should consider consolidating them. For further advice in this regard, please contact Computershare Investor Services Pty Limited on 1300 134 708 (within Australia) or 61 3 9415 4022 (outside Australia).

Lodgement of Retention Form

Share Retention Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5:00pm AEST on 10 June 2005.
Return the Share Retention Form to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 3060

OR

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

Privacy Statement

Personal Information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning your Securityholding please contact Computershare Investor Services Pty Limited on telephone 1300 134 708.
This form may not be used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 134 708 for an appropriate form, or download a Change of Address Notification form from www.computershare.com

SRF

FGL

Foster's Share Sale Facility - Terms and Conditions

1. Foster's is authorised under its constitution to operate the Facility. This document, in conjunction with the letter and Share Retention Form satisfies the notice requirements set out in the constitution.

2. If you wish to **sell** your shares under the Facility you do not need to take any action or respond to this correspondence.

3. If you wish to **retain** your shares you must do one of the following:

   - complete and return the enclosed Share Retention Form before 5pm on 10 June 2005; or
   - purchase additional Foster's shares so that your shareholding becomes a marketable parcel. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares (in particular, under the same name and address as shown on the Share Retention Form) and must be registered by 5pm on 10 June 2005. If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

   If neither of the above events occur Foster's will be entitled to have your shares sold for you.

4. **You cannot sell part of your shareholding** in the Facility. If you wish to sell only some of your shares and not take part in the Facility, you should call your broker and you will be subject to brokerage fees that will **not** be met by Foster's.

5. E-Trade (**Broker**) will act as execution-only broker to effect any sales under the Facility.

6. The sale of shares is expected to take place as soon as practicable after 10 June 2005.

7. The price that you receive for each of your Foster's shares sold through the Facility (**Sale Price**) will be the volume weighted average price of all Foster's shares sold under the Facility. If you use the Facility, you cannot specify the price at which your shares will be sold. The Sale Price will be calculated by the Broker and may not be challenged in absence of manifest error.

8. You should note that the Sale Price will depend on a number of factors (including prevailing market conditions). The Sale Price may be different to the price for Foster's shares appearing in the newspaper or quoted on the ASX on any day and may not be the best price obtainable on the day on which your Foster's shares are sold. For example, if a large number of Foster's shares are sold under the Facility at the same time as the sale of your shareholding the sale proceeds you receive may be adversely affected. However, the Broker will use its best endeavours to obtain the best possible price for the shares at the time of sale.

9. Computershare will send you a transaction confirmation statement notifying you of the number of your shares sold through the Facility, the price at which the shares were sold and the total sale proceeds you have received.

10. Sale proceeds will be sent to you within 10 business days after the settlement of the last sale under the Facility.

11. Sale proceeds will be paid to you in Australian dollars by cheque which will be mailed to the address set out on the accompanying letter.

12. In accordance with Foster's constitution, the Facility will become unavailable following the announcement of a takeover bid for Foster's, however the Facility may be recommenced after the close of the offers made under any takeover.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3B – DRP Allotment"
and
"Appendix 3Y – Change of Director's Interest x 5"

Released: 7 April 2005

Pages: 19
(including this page)

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,605,903
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$5.23 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan to participants in the Plan at the record date for the 2005 Interim Dividend
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,001,836,822	Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	998,310 1,490,000	Partly Paid Ordinary Unlisted Options on Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............R.K. Dudfield............ Date: 7 April 2005
Assistant Company Secretary

Print name: ...Robert Keith Dudfield...

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Lyndsey Cattermole
Date of last notice	7 October 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	4 April 2005
No. of securities held prior to change	120,064
Class	Ordinary Shares
Number acquired	1,793
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.23 per share
No. of securities held after change	121,857
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 April 2005

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	7 October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	4 April 2005
No. of securities held prior to change	13,089
Class	Ordinary Shares
Number acquired	231
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.23 per share
No. of securities held after change	13,320
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 April 2005

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	7 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	4 April 2005
No. of securities held prior to change	23,721
Class	Ordinary Shares
Number acquired	419
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.23 per share
No. of securities held after change	24,140
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 April 2005

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Joseph Swan
Date of last notice	7 October 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	1 October 2004
No. of securities held prior to change	85,668
Class	Ordinary Shares
Number acquired	1,515
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.23 per share
No. of securities held after change	87,183
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 April 2005

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	2 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	4 April 2005
No. of securities held prior to change	27,713
Class	Ordinary Shares
Number acquired	491
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.23 per share
No. of securities held after change	28,204
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 7 April 2005

+ See chapter 19 for defined terms.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

'Shareholder Newsletter'

Pages: 6
(including this page)

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

1 April 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Document to be sent to shareholders

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

Shareholder News from Foster's Group APRIL 05

Foster's NEWS


CARLTON

Letter from the CEO



Dear Shareholder

Welcome to the latest issue of Foster's News. I am pleased to report that fiscal 05 is off to a very good start and since the last issue (September 04) significant progress has been made towards achieving Foster's key business priorities.

On February 8 we announced our financial results for the 6 months to 31 December 2004. Pleasingly, we are seeing the positive impact of our efforts starting to flow through into the financial results.

Some highlights for the first half of fiscal 05 included:

- The core business divisions performing well.

  John Murphy and the CUB team maintained their impressive performance of recent years with the multi-beverage model continuing to gain traction in the Australian marketplace. CUB continues to prove it is capable of delivering sustainable high single digit profit growth.

  Jamie Odell and the BBWE team are making good progress in improving the financial performance of BBWE. Global Wine Trade contribution stabilised (at constant exchange rates) despite a planned 32% increase in marketing spend during the period. Wine category fundamentals also improved, with bulk wine prices increasing in the US and promising trends in off-premise markets.

- There was substantial progress made on projects that will deliver ongoing efficiencies.

  CUB completed the reconfiguration of its manufacturing supply chain with the closure of Kent Brewery in New South Wales and the expansion of Yatala Brewery in Queensland.

  BBWE made significant progress against initiatives outlined as part of the Wine Trade Operational Review in June 2004.

  A comprehensive review of the Australian-based service functions was also undertaken and integration activities have commenced.

  In total, these efficiency projects are forecast to deliver gross savings of around $195 million from fiscal 2009, with a large portion being reinvested back into the business to drive further organic growth.

- Foster's completed its transformation to a pure premium beverages company with the divestment of the Lensworth property group and the sale of a residual 10% investment in Australian Leisure & Hospitality (ALH).

- Significant progress was made towards One Team/One Foster's initiatives.

  As a multi-beverage and multi-regional business our ultimate source of sustainable competitive edge is to share resources, infrastructure and capabilities across the group. The following initiatives were introduced:
  - Formation of one global innovation and consumer insights team;
  - Creation of one premium on-premise sales team selling beer, wine, spirits and RTDs in Australia;
  - As previously mentioned, a shared service review to streamline the Australian back-office functions was completed.

In January, Foster's announced an off-market takeover offer for Southcorp Limited (Southcorp) following the acquisition of an 18.8% stake from Southcorp's largest shareholder. With the CUB and Wine Trade operational reviews now behind us, Foster's is at the front end of a sustained period of strong organic growth. Our proposed acquisition of Southcorp will further accelerate the Group's long-term growth prospects.

In terms of the outlook for fiscal 05, Foster's is poised to deliver low double digit normalised EPS growth for the continuing businesses and I look forward to updating you on our progress in the next edition.

Trevor O'Hoy

TREVOR O'HOY
President and Chief Executive Officer


FOSTER'S
GROUP

INSIDE:

Foster's NEWS is published by
Foster's Investor Relations
77 Southbank Boulevard
Southbank VIC 3006
Tel +61 3 [illegible]
Web www.fostersgroup.com
Production:
Bluegum Communications

Expanded Yatala brewery a world class operation



ABOVE: Foster's CEO Trevor O'Hoy presents a tankard to Queensland Premier Peter Beattie to mark the official opening of the Yatala expansion on 15 February 2005.

Foster's President and CEO Trevor O'Hoy officially opened the $170 million expansion of CUB's Yatala Brewery in Queensland on 15 February.

With output doubled to 450 million litres a year, the brewery is now the equal largest in the country (alongside our own Abbotsford in Melbourne), producing about 25% of Australia's beer. The expansion involved:

- Installation of a new brewhouse;
- Construction of a new processing area;
- Relocated fermentation, storage and bright beer tanks (from Kent Brewery);
- Relocated bottling and kegging lines;
- A new 25,000m² warehouse; and
- An upgrade of all site services and infrastructure.

Work commenced on the project in July 2003, with the existing brewery continuing to operate while the bigger facility was built around it, a major feat of scheduling and co-operation.

Led by CUB's National Manager Major Projects, Phil Browne, a project team of 50 employees and more than 2000 trade contractors delivered the expansion on budget and ahead of time.

Speaking at the opening, Trevor O'Hoy said that the expansion represented the largest capital works project ever initiated by Foster's anywhere in the world.

John Murphy, Managing Director of CUB, said that the expansion project would deliver far more than just cost savings and increased capacity.

"The Yatala Brewery will be a key plank in achieving CUB's multi-beverage strategy to offer a complete portfolio of quality beverages to meet the needs of liquor retailers and consumers," he said.

"Furthermore, the improved flexibility of the Yatala Brewery will enable us to meet rapidly changing consumer demands for different types of beverages and innovative packaging," he said.

With the closure of Kent Brewery in Sydney, the expansion of Yatala will bring estimated production efficiency gains of $17 million per annum.

The environment is also a winner with Yatala's new water reclamation system re-treating waste water for use in non-brewing applications such as flushing, cooling, rinsing and irrigation.



RIGHT: An aerial photo of the expanded Yatala site (February 05).



Global Wine Review initiatives on track

BBWE has made significant progress against initiatives outlined as part of the Wine Trade Operational Review in June 2004.

Initiatives to grow revenue through increased investment in brand building and innovation stimulated volume and revenue growth ahead of the category in all regions, and several new products were launched successfully.

Supply chain initiatives are tracking on or ahead of plan in relation to supply/demand balance, asset divestments, operational efficiencies and globally-aligned processes.

Capability has been significantly enhanced across all functions, particularly global supply chain, brand marketing and innovation.

FIRST HALF BBWE BRAND HIGHLIGHTS

- Wolf Blass became Australia's number one brand by volume for the first time, in addition to being number one by value for the past 16 months *(source: ACNielsen MAT 2 Jan 05)*;
- Wolf Blass became the No 10 wine brand by value in the UK, with an average unit price of six pounds per bottle, a price premium 30% above the Australian category *(source: ACNielsen MAT Dec 04)*;
- Four BBWE wines made the Wine Spectator's annual Top 100 list for 2004 (from 12,500 wines judged);
- The largest ever advertising campaign for Beringer Vineyards was launched in the US.

Foster's Half Year Results

On February 8, Foster's reported its results for the six months to 31 December 2004. Normalised earnings per share increased 9.7% driven by a solid performance from CUB, stabilisation of the Wine Trade business and continued capital management activities.

Results Summary	HY05 $m	HY04 $m	Change %
Net Profit after Tax	757.0	764.1	(0.9)
Net significant items (after tax)	461.7	464.3	
Normalised Net Profit after Tax	315.4	307.4	2.6
Normalised Operating Cash Flow	295.6	236.9	24.8
Earnings Per Share (EPS) (cents)	37.8	35.9	5.3
Normalised EPS (cents)	15.8	14.4	9.7
Dividend (cents per share)	9.25	8.75	5.7

Note –

1. Normalised excludes significant items, SGARA, amortisation and divested or discontinued operations.

Earnings per share rose 5.3% to 37.8 cents per share, benefiting from continued share buy-back activity during the period. Net profit after tax of $757.0 million included significant items of $461.7 million after tax, comprised mainly of a net gain from the divestment of the Lensworth Group.

On a normalised basis (adjusting for significant items, SGARA, amortisation and divested or discontinued operations), earnings per share increased by 9.7% to 15.8 cents and net profit after tax increased 2.6% to $315.4 million. Normalised operating cashflow of $295.6 million was up 24.8%.

Directors have declared an interim dividend of 9.25 cents per share fully franked.

DIVISIONAL HIGHLIGHTS

Divisional EBITAS Summary	HY05 $m	HY04 $m	Change %
Carlton & United Beverages (CUB)	317.5	289.3	9.7
Foster's Brewing International (FBI)	23.1	21.9	5.5
BBWE Wine Trade	137.2	142.1	(3.4)
Wine Clubs & Services	30.4	40.3	(24.6)
Corporate	(31.7)	(25.2)	(25.8)
EBITAS – Continuing Businesses	**476.5**	**468.4**	**1.7**
Discontinued Operations	24.1	58.4	
EBITAS – Total	**500.6**	**526.8**	**(5.0)**

Note –

1. EBITAS is earnings before interest, tax, amortisation, significant items and SGARA.

2. Discontinued Operations includes contribution from the Lensworth property group prior to being divested in December 2004 and from ALH prior to it being divested by means of a public float in November 2003.

CUB maintained its impressive performance of recent years, again delivering strong growth in revenue, earnings and margins. EBITA increased 9.7% to $317.5 million driven by revenue, product mix, channel mix and cost control in the beer business and increased volumes in the profitable non-beer portfolio.

FBI EBITA grew 5.5% despite a highly competitive pricing environment. Reduced overheads and increased contribution from the New Zealand multi-beverage business offset the impact of volume declines.

BBWE Wine Trade showed clear signs of sustainable improvement. While reported EBITAS declined 3.4% to $137.2 million, at constant exchange rates, Wine Trade delivered a marginal increase in EBITAS, a solid result given the significantly increased brand investment resulting from the Wine Trade Operational Review. Wine Trade volumes increased 12.2% to 9.7 million cases with all regions delivering growth ahead of the premium category.

Wine Clubs & Services EBITAS declined 24.6% against the prior period. Both the Clubs and Services businesses are subject to a comprehensive Business Improvement Program, with new management structures and teams put in place over recent months.

Shareholder Information

Share Registry contact details

Foster's Share Registry is managed by Computershare.

Callers inside Australia:
Tel: 1300 134 708
Fax: (03) 9473 2469

Callers outside Australia:
Tel: +61 3 9415 4022
Fax: +61 3 9473 2469

Postal address:
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001

Key Dates

Interim Dividend Payable
4 April 2005

End of Financial Year
30 June 2005

Annual Results announced
23 August 2005

Final Dividend Payable
3 October 2005*

Annual General Meeting
24 October 2005

** Date subject to confirmation*

Foster's drives innovation across businesses

To become the world's leading premium branded beverage company, Foster's must position itself to continually meet the changing needs of its customers and consumers. To do this it must innovate across its business, across its regions and across its products and processes.

To drive innovation across the company, Foster's has created a specialist team called I-Nova.

"I-Nova is working across the group to facilitate innovation," I-Nova Director Allan Bennett said. "It's about doing business smarter, designing new ways of working and new processes, as well as developing new products."

Underpinning the innovation process is in-depth research conducted into:

- Consumer values, needs and drinking occasions;
- How this consumer understanding links with Foster's portfolio; and,
- Global beverage consumption trends including forecasting what consumers will be drinking in 5-10 years.

These consumer insights are shared across all parts of Foster's beverage business - beer, wine, spirits, cider and non-alcohol products – to ensure each new product is developed to meet an identified consumer need.

Foster's innovation framework has already delivered an exciting range of new products to market including:

- Pure Blonde – a low-carb beer aimed at health-conscious consumers who desired an alcoholic beverage that complemented their lifestyle but did not compromise on alcohol strength or taste;
- Sass Bubbly – a white wine infused with bubbles in three fruit flavours aimed at 18-24 year old female consumers who found existing sparkling wines too dry; and,
- Beringer White Zinfandel – already the top selling wine in the US, BBWE North America has extended this range to include Beringer Sparkling White Zinfandel (the first allocation sold out in three weeks). Beringer White Zinfandel 187ml four packs with a screw-cap closure and the existing Beringer White Zinfandel but with a Spanish label to appeal to Hispanic consumers.


PURE
BLONDE


SASS
BUBBLY
SASS
STRAWBERRY
BUBBLY
SASS


BERINGER

Online Service for Foster's Shareholders

Foster's Online Share Registry is now available.

This service provides personalised shareholder information such as:
- Your current shareholding and market price,
- Your dividend payment or reinvestment history,
- Your most recent shareholder statement,
- Your electronic communication preferences, and
- Downloadable forms.

Help us reduce printing and mailing costs by logging in now and changing your "Electronic Shareholder Communications" preferences to email notification for the following:
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To access the registry you will need your unique holder number and postcode. Go to www.fostersgroup.com and click on the Shareholder Services icon.